Ecosphere Technologies, Inc.

3515 S.E. Lionel Terrace

Stuart, FL 34997

May 22, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

Re:

Ecosphere Technologies, Inc.

Registration Statement on Form S-1

Filed January 21, 2014

File No. 333-193436

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ecosphere Technologies, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-193436), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Commission on January 21, 2014.

The Registrant has determined not to proceed with the registered public offering as all the shares contemplated to be sold under the Registration Statement are now eligible to be sold under Rule 144 promulgated under the Securities Act.

The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Ecosphere Technologies, Inc., 3515 S.E. Lionel Terrace, Stuart, FL 34997, facsimile (772) 781-4778, with a copy to the Registrant’s counsel, Nason, Yeager, Gerson, White & Lioce, P.A., Attn: Michael D. Harris, Esq.,1645 Palm Beach Lakes Boulevard, Suite 1200, West Palm Beach, Florida 33401, facsimile (561) 420-0068.

Sincerely yours,

/s/ Dennis McGuire

Dennis McGuire, Chief Executive Officer